UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCIENTIFIC INDUSTRIES, INC.

(Name of Issuer)

Common stock, par value $0.05 per share

(Title of Class of Securities)

808757108

(CUSIP Number)

Roy T. Eddleman, Trustee

Roy T. Eddleman Trust UAD 8-7-2000

c/o Istvan Benko

TroyGould PC

1801 Century Park East

Suite 1600

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808757108	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Roy T. Eddleman, Trustee, Roy T. Eddleman Trust UAD 8-7-2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,686(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,495,686(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,495,686(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.2%
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 811,836 shares of common stock and an immediately exercisable warrant to purchase 683,850 shares of common stock.

CUSIP No. 808757108	13D	Page 3 of 5 Pages

The Reporting Person, Roy T. Eddleman, Trustee, Roy T. Eddleman Trust UAD 8-7-2000 (the “Reporting Person”), hereby amends his Schedule 13D relating to the Common Stock, par value $0.05 per share, of Scientific Industries, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the original Schedule 13D.

Items 3, 4 and 5 of the original Schedule 13D are hereby amended and supplemented by the following information:

Item 3. Source and Amount of Funds or Other Consideration.

On June 18, 2020 the Issuer entered into a Securities Purchase Agreement with certain accredited investors pursuant to which the Issuer sold an aggregate of 1,349,850 shares of common stock and warrants (the “Warrants”) to purchase up to an additional 1,349,850 shares of common stock, at an offering price of $4.50 per share, for a total consideration of $6,074,325. The Reporting Person purchased 683,850 shares of common stock and a Warrant to purchase an additional 683,850 shares, for a total purchase price of $3,077,325. Reporting Person acquired the shares of common stock and Warrants from the funds of the Roy T. Eddleman Trust UAD 8-7-2000 (the “Trust”).

Each Warrant is exercisable for the purchase of one share of the Issuer’s common stock at an exercise price of $9.00 per share. The Warrants are immediately exercisable and expire five years from their date of issuance. If at any time commencing 12 months from the Closing Date, but before the expiration of the Warrant, the volume weighted average pricing of the Company’s common stock exceeds $18.00 (subject to adjustment for forward and reverse stock splits, recapitalizations, stock dividends and the like) for each of thirty consecutive trading days, then the Company may, at any time in its sole discretion, call for the exercise of the Warrants, in their entirety.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities described above for investment purposes. Depending on market conditions other factors, the Reporting Person may dispose of such shares of the Issuer. The Reporting Person expect to consider and evaluate on an ongoing basis all his options with respect to dispositions of their investment in the Issuer.

The Reporting Person may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of the Trust’s general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Person may change any of his plans or proposals at any time or from time to time, and may take any actions he deems appropriate with respect to this investment. Subject to market conditions, the Trust’s general investment policies and other factors, the Reporting Person may continue to hold some or all of the Trust’s ownership in the Issuer or may at any time or from time to time decrease the Trust’s ownership interest in the Issuer (including by way of open market or privately negotiated transactions). There can be no assurance as to when, over what period of time, or to what extent the Reporting Person may decide to decrease the Trust’s ownership interest in the Issuer. The Reporting Person and the Issuer have discussed adding one or more persons to the Issuer’s Board of Directors. As of the date of this Schedule 13D, no additional directors have been nominated. Except as set forth in the preceding two sentences, the Reporting Person has no intention to consider or propose plans to change the present directors or management of the Issuer or any other actions in the nature of those listed in Items 4(a) - (j) of Schedule 13D.

CUSIP No. 808757108	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a-b) The shares of common stock owned beneficially by Reporting Person are held of record by the Trust, of which Reporting Person is sole trustee and, as such, has sole voting and dispositive powers as to such shares. The shares constitute approximately 42.2% of the 3,543,113 shares of common stock deemed to be outstanding following the deemed exercise of the Warrant held by the Trust.

(c) Reporting Person acquired the shares of common stock from Issuer in a private transaction on June 18, 2020 and for a purchase price of approximately $3,077,325.

(d)-(e) Not applicable.

CUSIP No. 808757108	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020	ROY T. EDDLEMAN, TRUSTEE
Roy T. Eddleman, Trustee
Roy T. Eddleman Trust UAD 8-7-2000